Letterhead of Theodore D. Crandall
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, WI  53204

February 11, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

RE:	Rockwell Automation, Inc. Annual Report on Form 10-K for fiscal year ended September 30, 2007 File No. 001-12383

Ladies and Gentlemen:

This letter is in response to the comments of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated January 30, 2008 from Tim Buchmiller, Senior Attorney, Division of Corporation Finance, to Theodore D. Crandall, Senior Vice President and Chief Financial Officer of Rockwell Automation, Inc. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “Filing”). Set forth below are the Staff’s comments contained in Mr. Buchmiller’s letter (in bold face type) followed by our responses.

Part III. Item 11. Executive Compensation, page 80

1.   We note your disclosure under “Annual Incentive Compensation” beginning on page 20 of your proxy statement that payouts were made to named executive officers under your incentive compensation plan based in part on the achievement of a $3.70 earnings per share (EPS) target established early in fiscal 2007. We understand from footnote (3) on page 22 of your proxy statement that in determining that diluted EPS was $3.96 for purposes of incentive compensation, your Compensation Committee increased your $3.53 diluted EPS on a GAAP basis by $.17 to account for special charges and by $.26 to account for operating results from a discontinued business. It is not clear, however, whether your Compensation Committee considered the share repurchases you conducted over the course of fiscal 2007 in determining whether the $3.70 EPS target was satisfied. In your future filings, as applicable, please discuss and analyze how share repurchases factored into the Compensation Committee’s determinations as to whether EPS targets were met.

In response to the Staff’s comment, we will discuss and analyze how share repurchases during a fiscal year factor into the Compensation Committee’s determinations as to whether EPS targets are met for purposes of incentive compensation in future filings, as applicable.

February 11, 2008

As requested, we acknowledge that

•	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please telephone Theodore D. Crandall at (414) 382-3007 if you require additional information or wish to comment further. If you wish to comment further in writing, please send such comments to Theodore D. Crandall by facsimile at (414) 382-8455.

Very truly yours,

ROCKWELL AUTOMATION, INC.

By:	/s/ Theodore D. Crandall

	Name: Title:	Theodore D. Crandall Senior Vice President and Chief Financial Officer

VIA EDGAR

cc:	Tim Buchmiller Joe McCann Douglas M. Hagerman